FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person
    Temple-Inland Inc.
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       (Last)                      (First)                    (Middle)
    1300 MoPac Expressway South
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                                  (Street)
    Austin,                        Texas                        78746
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
    January 21, 2002
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol
    Gaylord Container Corporation (GCR)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    ( X) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
     -------------------------------------
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    ___Form filed by One Reporting Person
    _X_Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|   Common Stock,    |   0 (See      |               |                    |
|   par value        |   Explanation |               |                    |
|   $0.0001          |   Note)       |               |                    |
|--------------------|---------------|---------------|--------------------|

[TYPE ENTRIES HERE]




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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

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2. Date Exercisable and Expiration Date (Month/Day/Year)
     ------------------------                  -------------------------
         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
   --------------------------------        -------------------------------
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

    This Initial Statement of Beneficial Ownership on Form 3 (this "Form
3") is being filed by Temple-Inland Inc., a Delaware corporation
("Parent"), and Temple-Inland Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"). On January 21, 2002, Parent, Merger Subsidiary and Gaylord Container Corporation, a Delaware corporation ("Gaylord") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Subsidairy with and into Gaylord. Simultaneously with the execution and delivery of the Merger Agreement, Parent and Merger Subsidiary entered into a Stockholders Agreement, dated as of January 21, 2002 (the "Stockholders Agreement"), with certain major stockholders of Gaylord (the "Major Stockholders") who, as of January 21, 2002, owned 6,672,480 shares of Gaylord Common Stock. Under the Stockholders Agreement, the Major Stockholders have agreed, subject to the terms thereof, to tender all of their shares of Gaylord Common Stock to Merger Subsidiary pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders have also granted Parent an irrevocable proxy to vote their shares, representing approximately 11.9% of the issued and outstanding shares of Gaylord Common Stock as of January 16, 2002, in favor of the merger. The foregoing summary of the Merger Agreement and the Stockholders Agreement is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule TO filed by Parent and Merger Subsidiary with respect to Gaylord on the date hereof.




 /s/ M. Richard Warner
 -------------------------------------                      January 22, 2002
 M. Richard Warner, Vice President                          ----------------
 and Chief Administrative Officer                                 DATE



___________________________

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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                          Joint Filer Information
                          -----------------------

Name:                      Temple-Inland Acquisition Corporation

Address:                   c/o Temple-Inland Inc.
                           1300 MoPac Expressway South
                           Austin, Texas  78746

Designated Filer:          Temple-Inland Inc.

Issuer & Ticker
Symbol:                    Gaylord Container Corporation (GCR)

Date of Event
Requiring Statement:       January 21, 2002

Signature:                 Temple-Inland Acquisition Corporation


                /s/ M. Richard Warner                          January 22, 2002
               ---------------------------------               ----------------
               M. Richard Warner, Vice President                      Date